UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Jones Lang LaSalle Income Property Trust, Inc.

(Name of Issuer)

Class D Common Stock

(Title of Class of Securities)

N/A

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.		SCHEDULE 13G

1	Names of Reporting Persons Hospital Sisters Health System

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 7,787,823

	6	Shared Voting Power None

	7	Sole Dispositive Power 7,787,823

	8	Shared Dispositive Power None

9	Aggregated Amount Beneficially Owned by Each Reporting Person 7,787,823

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 9.47%(1)

12	Type of Reporting Person (See Instructions) CO

(1)  Based upon an aggregate of 82,258,946 shares of common stock of the Issuer issued and outstanding as of December 31, 2015.

Item 1
Item 1(a).	Name of Issuer: Jones Lang LaSalle Income Property Trust, Inc.
Item 1(a).	Address of Issuer’s Principal Executive Offices: 333 W. Wacker Drive, Suite 2300 Chicago, Illinois 60606

Item 2.
Item 2(a).	Name of Person Filing: Hospital Sisters Health System
Item 2(b).	Address or Principal Business Office or, if none, Residence: P.O. Box 19456, 4936 Laverna Road Springfield, Illinois 62794
Item 2(c).	Citizenship See Item 4 of Cover Page
Item 2(d).	Title of Class of Securities: Class D Common Stock
Item 2(e).	CUSIP No.: Not applicable.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	a)	Amount beneficially owned: 7,787,823
	b)	Percent of class: 9.47%
	c)	Number of shares as to which the person has
		i)	Sole power to vote or to direct the vote: 7,787,823
		ii)	Shared power to vote or to direct the vote: None
		iii)	Sole power to dispose or to direct the disposition of: 7,787,823
		iv)	Shared power to dispose or to direct the disposition of: None

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2016

HOSPITAL SISTERS HEALTH SYSTEM

By:	/s/ Gordon G. Repp
as Attorney-in-Fact for Ann M. Carr, Vice President and Treasurer